THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, a solicitor, a professional accountant or other professional adviser.

If you have sold all your shares in Television Broadcasts Limited, [illegible] once pass this circular to the purchaser to the bank, the sto[illegible] gh whom the sale was effected for transmission to the purch[illegible]


05009747

The Stock Exchange of Hong Kong Limited takes n[illegible] s of this circular, makes no representation as to its accuracy o[illegible] completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code 511

DISCLOSEABLE TRANSACTION

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2005 Announcement"	means the announcement of the Company dated 22 April 2005;
"Agreement"	means the sale and purchase agreement dated 21 April 2005 in relation to the sale by TVB Satellite of the Sale Shares;
"Company"	means Television Broadcasts Limited, a company incorporated in Hong Kong with limited liability the shares of which are listed on the Main Board of the Stock Exchange;
"Directors"	means the directors of the Company;
"Dr. Chan"	means Dr. Chan Kwok Keung, Charles;
"Enjoy Profits"	means Enjoy Profits Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Ruili;
"Financing Transactions"	means the financing transactions (being a convertible bond issue and a rights issue) to be undertaken by Ruili, details of which are set out in the joint announcement issued by Ruili and Hanny Holdings Limited dated 29 April 2005;
"First Closing"	means the first closing of the Sale under the Agreement, which is to be on the fifth business day (excluding Saturday) after the fulfilment (or waiver) of the last of the conditions referred in the section "Conditions Precedent" of this Announcement (and in any event, not later than 5 August 2005 or, in the event that the long stop date for the satisfaction of the conditions precedent is extended pursuant to the provisions of the Agreement, not later than 7 September 2005);
"Galaxy"	means Galaxy Satellite TV Holdings Limited, a company incorporated in Hong Kong with limited liability and the holding company of Galaxy Broadcasting;

DEFINITIONS

"Galaxy Broadcasting"	means Galaxy Satellite Broadcasting Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Galaxy;
"Galaxy Group"	means Galaxy and Galaxy Broadcasting;
"Group"	means the Company and its subsidiaries;
"Latest Practical Date"	means 6 May 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"Nominee"	means the nominee of Dr. Chan;
"Pay TV Licence"	means the Domestic Pay Television Programme Service Licence granted to Galaxy Broadcasting;
"Ruili"	means Ruili Holdings Limited, a company incorporated in Bermuda with limited liability the shares of which are listed on the Main Board of the Stock Exchange;
"Sale"	means the sale of the Sale Shares and the transactions contemplated under the Agreement;
"Sale Shares"	means the 542,002,500 Shares, representing in aggregate 51% of the total issued capital of Galaxy, to be sold as contemplated under the Agreement;
"SFO"	means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong;
"Shares"	means the issued ordinary shares of Galaxy of HK$1 each;
"Shareholders"	means TVB Satellite, Enjoy Profits, Dr. Chan or the Nominee (as appropriate);
"Shareholders' Agreement"	means the shareholders' agreement proposed to be entered into between the Shareholders and Galaxy upon the First Closing;

"Second Closing"	means a date no later than 31 December 2005 or such other time mutually agreed upon by the parties to the Agreement;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"TVB Satellite"	means TVB Satellite TV Holdings Limited, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of the Company; and
"Undertaking"	means the undertaking dated 21 April 2005 granted by Dr. Chan in favour of TVB Satellite.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code 511

Directors:
Sir Run Run Shaw, G.B.M. – *Executive Chairman*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P.
– *Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson*
Louis Page – *Managing Director*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee* *(and also alternate director to Lee Jung Sen)*
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee *(alternate director to Christina Lee Look Ngan Kwan)*

* *Independent non-executive directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

13 May 2005

To the Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION

BACKGROUND

On 22 April 2005, the Company announced that on 21 April 2005, TVB Satellite, a wholly-owned subsidiary of the Company, entered into the Agreement with Enjoy Profits, Dr. Chan and Ruili (as guarantor) for the sale of 51% of the total issued capital of Galaxy by TVB Satellite to Enjoy Profits and Dr. Chan.

Reference is also made to the announcement dated 16 September 2004 and the subsequent circular dated 5 October 2004 announcing the exit of Intelsat Hong Kong, LLC from the Galaxy Group. As a consequence of Intelsat Hong Kong, LLC's exit, members of the Galaxy Group became wholly owned subsidiaries of the Company pending the introduction of new investors.

The Sale constitutes a discloseable transaction under the Listing Rules. This circular has been prepared to provide further information on the Sale.

DETAILS OF THE TRANSACTION

The Agreement

Date: 21 April 2005

Parties:

Vendor:
TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company

Purchasers:
Enjoy Profits Limited, a wholly owned subsidiary of Ruili Holdings Limited
Dr. Chan Kwok Keung, Charles

Guarantor to Enjoy Profits:
Ruili Holdings Limited

To the best knowledge of the Directors after making all reasonable enquiries, Dr. Chan and Enjoy Profits and its ultimate controlling owners are third parties independent of the Company and not connected persons of the Company and its directors, chief executives and substantial shareholders and their respective subsidiaries or associates as defined under the Listing Rules.

Assets to be sold

As at the date of this circular, TVB Satellite owns all of 1,062,750,000 Shares in issue. Pursuant to the Agreement, the Company agreed to sell, and Enjoy Profits and Dr. Chan agreed to acquire, 520,747,500 Sales Shares and 21,255,000 Sale Shares, respectively, representing 49% and 2%, respectively, of the total issued share capital of Galaxy. Upon the First Closing, all of the Sale Shares will be transferred to Enjoy Profits and Dr. Chan and the shareholding structure of Galaxy will be as follows:

Shareholder	Shareholding Percentage
TVB Satellite	49%
Enjoy Profits	49%
Dr. Chan	2%

Conditions Precedent

The sale is conditional upon the following conditions precedent:

(a) the approval by the shareholders of Ruili of (i) the very substantial acquisition constituted by the acquisition of the Sale Shares by Enjoy Profits pursuant to the Agreement in accordance with the requirements of Rule 14.49 of the Listing Rules; and (ii) the Financing Transactions;

(b) completion of the Financing Transactions;

(c) the Pay TV Licence granted to Galaxy Broadcasting dated 7 December 2004, the Satellite Television Uplink and Downlink Licence granted to Galaxy Broadcasting dated 5 December 2000, the Fixed Carrier Licence issued to Galaxy Broadcasting on 4 March 2004 and the Fixed Carrier (Restricted) Licence issued to Galaxy Broadcasting dated 20 January 2003 not having been revoked immediately prior to First Closing; and

(d) there having been no substantial change in the composition of the board of directors of Ruili or change of control of Enjoy Profits prior to First Closing.

Long Stop Dates

If, on the following dates or such later date as TVB Satellite, Enjoy Profits and Dr. Chan may agree,

(a) the circular to shareholders of Ruili has not been dispatched to its shareholders on or before 30 June 2005, which shall be extended to a date no later than 22 July 2005 if TVB Satellite is not able to provide Ruili with a copy of the audited consolidated accounts of the Galaxy Group for the year ended 31 December 2004 (the "Audited Accounts") for inclusion in the circular of Ruili on or before 7 May 2005; or

(b) the conditions precedent set out in the paragraph headed "Conditions Precedent" above have not been satisfied or, in the case of the condition precedent (d) waived by TVB Satellite or, in the case of the conditions precedent (a), (b) and (c), waived by agreement between TVB Satellite, Ruili (for itself and on behalf of Enjoy Profits) and Dr. Chan on or before 12:00 noon on 31 July 2005. This date shall be extended to 31 August 2005 if TVB Satellite delays in providing the Audited Accounts as mentioned above;

the Agreement shall cease and determine and none of the parties to the Agreement shall have any obligations and liabilities save for any prior breaches of the terms hereof.

Consideration and Closing

The aggregate consideration for all of the Sale Shares and the allotment and issue of new Shares referred to in the paragraph headed "Capital Injections" below is HK$350,000,000 which was determined after arm's length negotiation between the parties to the Agreement taking into account different factors, including the costs of investment by the Company (as referred to in the paragraph headed "Impact on the Group" below) and the business plan of the future development of the business and the net assets (as referred to in the financial information of Galaxy below) of the Galaxy Group as at 31 December 2004. The total consideration of HK$350,000,000 will be payable as to HK$263,725,490 (HK$250,000,000 payable by Enjoy Profits and HK$13,725,490 payable by Dr. Chan) upon the First Closing; and the remaining HK$86,274,510 by Enjoy Profits upon the Second Closing.

Dr. Chan is entitled to nominate the Nominee to acquire the Sale Shares and take up the new Shares to be issued by Galaxy in his stead at the First Closing.

Capital Injections

Under the terms of the Agreement, TVB Satellite is obliged:

(i) upon First Closing, to provide additional capital to Galaxy of HK$23,117,759 by way of a subscription of 23,117,759 Shares in Galaxy for cash at par and shall procure Galaxy to allot and issue fully paid new Shares as follows:

	Number of Shares owned as at the date of this circular	Percentage shareholding as at the date of this circular	Number of Sale Shares	New Shares to be allotted and issued	Total number of Shares owned immediately after the Sale and the allotment and issue	Percentage shareholding immediately after the Sale and the allotment and issue
TVB Satellite	1,062,750,000	100%		11,327,702	532,075,202	49%
Enjoy Profits	-	-	520,747,500	11,327,702	532,075,202	49%
Dr. Chan or the Nominee	-	-	21,255,000	462,355	21,717,355	2%
	1,062,750,000	100%	542,002,500	23,117,759	1,085,867,759	100%

(ii) within 30 days following the First Closing, to pay in immediately available and transferable funds to Galaxy HK$263,725,490, representing a portion of the share capital in Galaxy which has not at the date of the Agreement been paid up in cash; and

(iii) within 30 days after the Second Closing, to pay in immediately available and transferable funds to Galaxy HK$113,156,751 being the balance of the amount required for payment of all the share capital in Galaxy which has not at the date of the Agreement been paid up in cash.

The above capital injections will not alter the Shareholders' respective percentage shareholdings in Galaxy as referred to under the paragraph headed "Assets to be sold" above.

Liquidated Damages and Warranties

If both Enjoy Profits and Dr. Chan shall not complete their respective purchase of the Sale Shares in full at First Closing and comply with their completion obligations under the Agreement (otherwise than as a result of a material breach by TVB Satellite of its obligations under the Agreement), Enjoy Profits and Dr. Chan shall jointly and severally on demand by TVB Satellite pay to TVB Satellite, by way of liquidated damages, the aggregate sum of HK$350 million.

The Agreement contains certain representations and warranties by the parties to each other, including standard representations and warranties on a sale of shares given by TVB Satellite.

Guarantees from Ruili

Pursuant to the Agreement, Ruili has provided a guarantee to TVB Satellite for the performance of the obligations of Enjoy Profits under the Agreement.

Share Mortgage

As security for the obligations of Enjoy Profits under the Agreement to pay the unpaid consideration at the Second Closing, Enjoy Profits will provide a charge over 131,155,793 Shares in favour of TVB Satellite upon the First Closing (representing approximately 12.1% of the enlarged issued Shares immediately after First Closing).

The Undertaking

Date: 21 April 2005

Parties: Dr. Chan Kwok Keung, Charles as covenantor
TVB Satellite as covenantee

Under the Undertaking, Dr. Chan has undertaken to TVB Satellite that, if the First Closing has not, for any reason whatsoever (other than as a result of (i) a material breach by TVB Satellite of its completion obligations under the Agreement or (ii) condition (c) referred to in the paragraph headed "Conditions Precedent" above not being satisfied, but including because the conditions precedent referred to in the paragraph headed "Conditions

Precedent" above (other than condition (c)) have not been fulfilled and the Agreement has not become wholly unconditional), taken place on or before 31 July 2005 (or, in the circumstances contemplated in the Agreement, 31 August 2005), Dr. Chan shall:

(i) himself purchase, or procure that the Nominee shall purchase, 520,747,500 Sale Shares from TVB Satellite on the same terms as set out in the Agreement with certain consequential changes as set out in the Undertaking, for a total consideration of HK$336,274,510 payable in cash in immediately available and transferable funds;

(ii) purchase (if the Shares referred to in (i) are purchased by Nominee) or otherwise procure that Nominee shall purchase, 21,255,000 Sale Shares from TVB Satellite on the same terms as set out in the Agreement with certain consequential changes as set out in the Undertaking, for a total consideration of HK$13,725,490 payable in cash in immediately available and transferable funds; and

(iii) enter into, and procure that the Nominee shall enter into, the Shareholders' Agreement.

The closing of any purchase of the Sale Shares by Dr. Chan or the Nominee (as appropriate) required under the terms of the Undertaking shall take place on 14 September 2005.

SHAREHOLDERS' AGREEMENT

Upon the First Closing, TVB Satellite, Enjoy Profits, Dr. Chan or the Nominee (as appropriate) and Galaxy propose to enter into the Shareholders' Agreement for the regulation of the affairs and business of the Galaxy Group.

Board of directors

As at the date of the 2005 Announcement, the board of directors of Galaxy comprises of 7 members. Under the Shareholders' Agreement, subject to certain conditions, TVB Satellite, Enjoy Profits and Dr. Chan or the Nominee (as appropriate) will be entitled to nominate and appoint 3, 2 and 1 directors, respectively, to each of the boards of directors of Galaxy and Galaxy Broadcasting. A nomination committee will be established by each of the boards of directors of Galaxy and Galaxy Broadcasting which will nominate an independent director to the board of directors of Galaxy and Galaxy Broadcasting, respectively. The nomination and appointment are expected to take place after the First Closing.

Officers

TVB Satellite shall be entitled to nominate one of the directors as the Chairman of Galaxy's board of directors. Subject to certain conditions, TVB Satellite shall have the right to nominate and appoint the Chief Executive Offer and Chief Financial Officer of Galaxy and Galaxy Broadcasting.

Pre-emption rights

Under the Shareholders' Agreement, each of the Shareholders has agreed not to transfer or otherwise dispose of any Shares for a period of 5 years from the date of the First Closing. Thereafter, the Shareholders may transfer their Shares provided that they comply with the pre-emption right provisions contained in the Shareholders' Agreement. In addition, in the event of a change of control of a Shareholder or controlling party of such Shareholder (other than the Company), the pre-emption transfer rights may be triggered. Any transfer of Shares under the pre-emption transfer rights will be at either an agreed or fair market value. The non-transferring Shareholders also have the right to tag-along on a pro-rata basis on any proposed disposition.

Any issue of new Shares is also subject to pre-emption rights under the Shareholders' Agreement.

Shareholder's Loan

TVB Satellite has agreed to provide an unsecured interest bearing shareholder's loan of no more than HK$50,000,000 to Galaxy upon request for working capital purposes. The maturity date of any shareholders' loan provided by TVB Satellite will fall on the third anniversary of the Second Closing. The shareholders' loan shall bear interest at an annual rate of 1.5% above the prime lending rate announced by The Hongkong and Shanghai Banking Corporation Limited from time to time.

Guarantees

Each of the Company, Ruili and, if Dr. Chan nominates the Nominee to acquire the Sale Shares and take up the new Shares to be issued by Galaxy in his stead at First Closing, Dr. Chan is to provide a guarantee to the performance of the obligations of TVB Satellite, Enjoy Profits and the Nominee, respectively, under the Shareholders' Agreement.

IMPACT ON THE GROUP

Before the Sale, the indirect 49% shareholding interest in Galaxy was accounted for by the Group under equity accounting as this investment is considered to be an associate of the Group. The 51% shareholding interest in Galaxy was accounted for at cost and included under Other Investments in the consolidated balance sheet of the Group on the basis that this shareholding is only temporary, given the requirement to comply with the condition under the Company's domestic free television programme service licence that the Company's total voting control in Galaxy Broadcasting be less than 50%.

On disposal of the Sale Shares, the Group would record a profit on disposal amounting to approximately HK$149,000,000, being the consideration of HK$350,000,000 receivable by the Company from the Sale less the costs of the Sale Shares shown in the Group's latest published audited financial statements for the year ended 31 December 2004 which were carried at a cost of HK$189,432,000, and the costs of New Shares to be allotted and issued to Enjoy Profits and Dr. Chan or the Nominee of approximately

HK$12,000,000 referred to in the paragraph headed "Capital Injections" above. After the Sale, the Group shall continue to account for the 49% shareholding in Galaxy as an associate in the consolidated profit and loss account of the Group, and the consolidated balance sheet will continue to include the Group's share of the net assets of the associate. Galaxy will cease to be a subsidiary of the Group for the purpose of the Companies Ordinance.

It is the Group's intention to hold the 49% shareholding interest in Galaxy for the long term.

It is the intention of the Group to use all of the proceeds from the Sale towards the capital injections referred to in the paragraph headed "Capital Injections" above. Neither Enjoy Profits nor Dr. Chan (or the Nominee (as appropriate)) is required to make any additional capital injection into Galaxy.

REASONS FOR THE SALE

As a result of the Sale, the Company is able to satisfy the shareholding condition imposed by the Hong Kong Government under its domestic free television programme service licence referred to in the paragraph headed "Impact on the Group" above. The directors of the Company believe that the Agreement represents a good opportunity for the Group to establish a strategic alliance with Ruili and Dr. Chan, both of whom have experience in the multi-media business, in furthering in the pay television business in Hong Kong and that Galaxy represents an attractive investment opportunity with strong growth potential and is in the interests of the Company and its shareholders.

INFORMATION AND PRINCIPAL ACTIVITIES OF THE COMPANY, TVB SATELLITE, GALAXY, GALAXY BROADCASTING, ENJOY PROFITS AND DR. CHAN

The Company is principally engaged in television broadcasting, programme production and other broadcasting related activities.

TVB Satellite, a company incorporated in Bermuda with limited liability on 29 March 1995 and a wholly-owned subsidiary of the Company, is an investment holding company.

Dr. Chan is the Chairman of ITC Corporation Limited, which shares are listed on the Main Board of the Stock Exchange.

Enjoy Profits Limited is an investment company incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of Ruili. Ruili is a company whose shares are listed on the Main Board of the Stock Exchange. Ruili, together with its subsidiaries, is principally engaged in trading in digital cameras, games, multimedia electronic products and telecommunication and high technology components.

Galaxy, a company incorporated in Hong Kong with limited liability on 12 February 2003, is an investment holding company for the purpose of holding Galaxy Broadcasting.

Galaxy Broadcasting, a company incorporated in Hong Kong with limited liability on 28 December 1993, is engaged in both of pay television business in Hong Kong and teleport business which includes the provision of satellite uplink and playback services. The major assets of the Galaxy Group are the satellite antenna structure and broadcasting and transmitting equipments, and Galaxy currently holds the Pay TV Licence and other satellite telecommunication licences issued by the Government of Hong Kong. The Pay TV Licence was first granted to Galaxy Broadcasting on 5 December 2000 and was amended on 9 July 2002, and further amended on 7 December 2004.

Audited financial information of Galaxy in respect of the preceding two financial years are as follows:–

	Audited Year ended 31 December 2004 *HK$*	**Audited Year ended 31 December 2003** *HK$*
Net Assets Value	690,050,333	1,030,156,812
Net Tangible Assets	680,808,687	1,020,403,966
Turnover	80,120,171	52,917,696
(Loss)/profit before taxation	(340,106,479)	(32,593,188)
(Loss)/profit after taxation	(340,106,479)	(32,593,188)

IMPLICATIONS UNDER THE LISTING RULES

The sale of the Sale Shares by the Company constitutes a discloseable transaction for the Company under the Listing Rules. Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
for and on behalf of the Board
Run Run Shaw
Executive Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange (together, "Discloseable Interests") were as follows:

	No. of Shares				
	Personal interests	Family interests	Corporate interests	Total	Approximate percentage of issued share capital
Sir Run Run Shaw	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Mona Fong	1,146,000#	–	–	1,146,000	0.26%
Dr. Chow Yei Ching	100,000	–	–	100,000	0.02%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000(b)	17,303,144	3.95%
Chien Lee	600,000	–	–	600,000	0.14%
Lee Jung Sen	1,262,415	–	–	1,262,415	0.28%
Dr Li Dak Sum	–	–	300,000(c)	300,000	0.07%
Louis Page	220,000	–	–	220,000	0.05%

Note: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions. Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any Discloseable Interests.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors and the chief executive of the Company are not aware of any person (other than the Directors and the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Interests in the Company

Name of shareholder	No. of Shares	Approximate percentage of issued share capital
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600[(i)]	7.81%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000[(ii)]	6.02%
State Street Corporation	21,956,534[(iii)]	5.01%
FMR Corporation	22,000,300[(iv)]	5.02%

Note: Duplication of shareholdings occurred between parties* shown here and above under "Directors' Interests".

(i) Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.

(ii) Interests were held in the capacity of investment manager.

(iii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.

(iv) Interests were held by Fidelity Management & Research Company (FMRCo) and Fidelity Management Trust Company (FMTC), in both of which FMR Corporation in the U.S.A. holds 100% equity interest. FMRCo acts as investment adviser to various investment companies, and FMTC acts as a trustee or investment manager of various pensions and trust accounts, and as investment manager of other institutional accounts.

All the interests stated above represent long positions.

Interests in the subsidiaries of the Company

Name of subsidiary	Name of shareholder	Number of ordinary shares	Approximate percentage of issued share capital
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
TVB Publishing Holdings Limited	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had an existing or proposed service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

6. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance were pending or threatened against any member of the Group.

7. GENERAL

(a) The secretary of the Company is Mak Yau Kee Adrian, FCA, FCPA who is also the qualified accountant of the Company.

(b) The share registrar of the Company is ComputerShare Hong Kong Investor Services Limited whose registered office is at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The English language text of this document shall prevail over the Chinese language text.

7. 一般事項

(a) 本公司之公司秘書為麥佑基，FCA, FCPA，彼亦為本公司合資格會計師。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，註冊辦事處位於香港灣仔皇后大道東183號合和中心46樓。

(c) 本文件之中英文版本如有任何歧異，概以英文本為準。

於本公司旗下附屬公司之權益

附屬公司名稱	股東名稱	普通股數目	佔已發行股本概約百分比
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
電視廣播出版(控股)有限公司	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
電視廣播出版有限公司	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
藝術有限公司	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. 董事之服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或擬訂立不可於一年內免付賠償(法定補償除外)予以終止之服務合約。

5. 董事及聯繫人士擁有之權益衝突

於最後可行日期，各董事或彼等各自之聯繫人士(定義見上市規則)概無擁有任何對本集團業務構成競爭或可能構成競爭之業務權益(倘董事各自為該等業務之控股股東，須根據上市規則第8.10條作出披露)。

6. 訴訟

於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨重大訴訟或索償。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。

上文所載全部權益均屬好倉。除本文所披露者外，於最後可行日期，各董事或本公司之行政總裁概無擁有任何須予披露權益。

3. 主要股東

除下文所披露者外，各董事及本公司之行政總裁並不知悉有任何人士（各董事及本公司之行政總裁除外）於最後可行日期，在本公司之股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有任何類別之股本面值10%或以上權益，該等權益附帶權利，可於任何情況下在本集團任何成員公司之股東大會上投票：

於本公司之權益

股東名稱	股份數目	佔已發行股本概約百分比
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600(i)	7.81%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000(ii)	6.02%
State Street Corporation	21,956,534(iii)	5.01%
FMR Corporation	22,000,300(iv)	5.02%

附註： 上述註有*號者之人士與上文「董事權益」註有*號者之人士的股權重疊。

(i) 該等權益乃以OppenheimerFunds, Inc.客戶之投資顧問身份持有。

(ii) 該等權益乃以投資經理的身份持有。

(iii) 該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

(iv) 該等權益由Fidelity Management & Research Company (FMRCo)及Fidelity Management Trust Company (FMTC)持有，而位於美國之FMR Corporation持有該兩家公司全部股本權益。FMRCo為多家投資公司之投資顧問，而FMTC則為多個退休金及信託賬戶之信託人或投資經理以及其他機構賬戶之投資經理。

上文所載全部權益均屬好倉。

1. 責任聲明

本通函乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

2. 董事權益

於最後可行日期，各董事及本公司行政總裁在本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中，擁有並須根據證券及期貨條例第十五部第7及第8分部規定知會本公司及聯交所之權益或淡倉（包括彼等根據證券及期貨條例之有關條文被視作或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司按該條存置之登記冊內之權益或淡倉，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉（合稱「須予披露權益」）如下：

	股份數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本概約百分比
邵逸夫爵士	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
方逸華	1,146,000#	–	–	1,146,000	0.26%
周亦卿博士	100,000	–	–	100,000	0.02%
利陸雁群	602,144	–	16,701,000(b)	17,303,144	3.95%
利乾	600,000	–	–	600,000	0.14%
利榮森	1,262,415	–	–	1,262,415	0.28%
李達三博士	–	–	300,000(c)	300,000	0.07%
費道宜	220,000	–	–	220,000	0.05%

附註： 上述註有#號者之人士的股權重疊及上述註有*號者之人士與下文「主要股東」註有*號者之人士的股權重疊。

(a) 該批股份分別由邵氏兄弟（香港）有限公司持有113,888,628股及邵氏基金（香港）有限公司持有27,286,200股，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股、Crystal Investments Limited持有1,581,000股、Compass Inc.持有3,162,000股及Bonus Inc.持有1,581,000股。此等公司之董事（祇限於就本段所述之股份而言）慣於按照利陸雁群女士之指令行事。

銀河衛星為於一九九三年十二月二十八日在香港註冊成立之有限公司，於香港從事收費電視業務及電訊終端業務，包括提供衛星訊號上傳及放送服務。銀河集團之主要資產為衛星電視公用天線結構和廣播及播送設備，銀河現持有由香港政府發出之收費電視牌照及其他衛星通訊牌照。收費電視牌照於二零零零年十二月五日首次授予銀河衛星，於二零零二年七月九日經修訂，並於二零零四年十二月七日進一步經修訂。

銀河於上兩個財政年度之經審核財務資料如下：

	經審核 **截至** **二零零四年** **十二月三十一日** **止年度** *港元*	**經審核** **截至** **二零零三年** **十二月三十一日** **止年度** *港元*
資產淨值	690,050,333	1,030,156,812
有形資產淨值	680,808,687	1,020,403,966
營業額	80,120,171	52,917,696
除税前（虧損）／溢利	(340,106,479)	(32,593,188)
除税後（虧損）／溢利	(340,106,479)	(32,593,188)

上市規則之規定

根據上市規則，本公司出售銷售股份構成本公司之須予披露交易。務請　閣下垂注本通函附錄所載資料。

此致

列位股東　台照

董事局代表
行政主席
邵逸夫
謹啟

二零零五年五月十三日

一段所述將配發及發行予Enjoy Profits及陳博士或代名人之新股份成本約12,000,000港元。出售事項後，本集團將繼續於其綜合損益賬中，將於銀河之49%股權入賬列作聯營公司，而綜合資產負債表將繼續包括本集團應佔聯營公司之資產淨值。就公司條例而言，銀河將終止為本集團之附屬公司。

本集團擬長期持有於銀河之49%股權。

本集團擬將出售事項所得所有款項撥作用於上文「注資」一段所述注資。Enjoy Profits或陳博士或代名人（如適用）均毋須對銀河額外注資。

進行出售事項之原因

出售事項令本公司得以符合根據上文「對本集團之影響」一段所述由香港政府在本公司本地免費電視節目服務牌照內規定之股權條件。本公司董事相信，協議乃本集團就進一步於香港發展收費電視業務與於多媒體業務擁有經驗之瑞力及陳博士建立策略聯盟之良機，而銀河為一項具備龐大增長潛力之投資機會，符合本公司及其股東之利益。

有關本公司、TVB SATELLITE、銀河、銀河衛星、ENJOY PROFITS及陳博士之資料及主要業務

本公司之主要業務為電視廣播、節目製作及與廣播有關之其他業務。

TVB Satellite為投資控股公司，於一九九五年三月二十九日在百慕達註冊成立為有限公司，並為本公司之全資附屬公司。

陳博士為德祥企業集團有限公司主席，該公司股份於聯交所主板上市。

Enjoy Profits Limited為於英屬處女群島註冊成立之有限責任投資公司，乃瑞力之全資附屬公司。瑞力於聯交所主板上市。瑞力連同其附屬公司之主要業務為買賣數碼相機、遊戲、多媒體電子產品及電訊及高科技組件。

銀河為於二零零三年二月十二日在香港註冊成立之有限公司，乃就持有銀河衛星而成立之投資控股公司。

優先購買權

根據股東協議，各股東已同意不會於首次成交日期起計5年期間內，轉讓或另行出售任何股份。此後，股東可轉讓彼等之股份，惟須遵守股東協議所載優先購買權規定。此外，倘一名股東或該股東之控制人士（本公司除外）出現控制權變動，則可能觸發優先轉讓權。任何根據優先轉讓權進行之股份轉讓，均須按協定或公平市值進行。不作轉讓之股東亦有權於任何建議出售事項中，按比例跟隨轉讓。

發行任何新股份亦須受股東協議項下優先購買權規限。

股東貸款

TVB Satellite同意於銀河提出需要營運資金時向其提供不多於50,000,000港元之無抵押計息股東貸款。TVB Satellite提供之任何股東貸款到期日為第二次成交日期之第三週年。股東貸款將按香港上海滙豐銀行有限公司不時公佈之最優惠貸款利率加1.5厘之年利率計息。

擔保

本公司、瑞力及（倘陳博士提名代名人代其收購銷售股份及認購將由銀河於首次成交時發行之新股份）陳博士各自須作出擔保，分別擔保TVB Satellite、Enjoy Profits及代名人根據股東協議須履行之責任。

對本集團之影響

於出售事項前，由於本公司間接於銀河擁有49%股權，銀河被當作本集團聯營公司，故本集團按權益會計法將該投資入賬，而基於於銀河之51%股權僅屬暫時性質，因須符合根據本公司本地免費電視節目服務牌照於銀河衛星所持總投票控制權必須少於50%之規定，故該等股權按成本入賬，並包括在本集團綜合資產負債表之其他投資內。

於出售銷售股份時，本集團會錄得出售溢利約149,000,000港元，即本公司自出售事項應收代價350,000,000港元，扣除銷售股份成本（根據本集團最近期刊發截至二零零四年十二月三十一日止年度經審核財務報表所示成本為189,432,000港元），以及上文「注資」

成為無條件），首次成交並無於二零零五年七月三十一日或之前或於協議所載情況，於二零零五年八月三十一日或之前發生，則陳博士須：

(i) 按協議所載相同條款並在承諾所載若干由此產生之變動下，自行向TVB Satellite購買或促使代名人購買520,747,500股銷售股份，總代價336,274,510港元，須以即時可用及可轉移資金以現金支付；

(ii) 按協議所載相同條款並在承諾所載若干由此產生之變動下，向TVB Satellite購買或（倘(i)段所述股份由代名人購入）另行促使代名人購買21,255,000股銷售股份，總代價13,725,490港元，須以即時可用及可轉移資金以現金支付；及

(iii) 訂立及促使代名人訂立股東協議。

陳博士或代名人（如適用）根據承諾之條款購買銷售股份之成交日期將為二零零五年九月十四日。

股東協議

於首次成交時，TVB Satellite、Enjoy Profits、陳博士或代名人（如適用）及銀河建議訂立股東協議，以規管銀河集團之事務及業務。

董事會

於二零零五年公佈日期，銀河董事會由七名成員組成。根據股東協議，在若干條件規限下，TVB Satellite、Enjoy Profits及陳博士或代名人（如適用）將有權分別提名及委任3名、2名及1名董事分別出任銀河及銀河衛星董事會。銀河及銀河衛星董事會將分別成立提名委員會，提名委員會將分別提名一名獨立董事加入銀河及銀河衛星董事會。提名及委任將預期於首次成交後進行。

職員

TVB Satellite有權提名其中一名董事為銀河董事會主席。在若干條件規限下，TVB Satellite有權提名及委任銀河及銀河衛星之行政總裁及財務總監。

(iii) 於第二次成交後30日內，以即時可用及可轉移資金，以現金支付於協議日期仍未繳足之所有銀河股本所需付款之餘額113,156,751港元予銀河。

上述注資將不會改變上文「將予出售資產」一段所述股東各自於銀河之股權百分比。

算定損害賠償及保證

倘Enjoy Profits及陳博士不會於首次成交時全數購買其各自之銷售股份及履行其根據協議須承擔之完成責任（因TVB Satellite嚴重違反其於協議項下責任所引致者除外），則Enjoy Profits及陳博士須共同及個別按TVB Satellite要求，向TVB Satellite支付合共350,000,000港元算定損害賠償。

協議載有訂約各方向對方作出之若干聲明及保證，包括TVB Satellite就出售股份而作出之標準聲明及保證。

瑞力之擔保

根據協議，瑞力已向TVB Satellite作出擔保，擔保Enjoy Profits根據協議履行責任。

股份按揭

為擔保Enjoy Profits根據協議履行第二次成交時須支付未支付代價之責任，Enjoy Profits於首次成交時以TVB Satellite為受益人，提供131,155,793股股份作為抵押，相當於緊隨首次成交後經擴大已發行股份約12.1%。

承諾

日期：　二零零五年四月二十一日

訂約方：　陳國強博士，作為契諾承諾人
TVB Satellite，作為契諾受益人

根據承諾，陳博士已向TVB Satellite承諾，倘因任何原因（不包括因(i) TVB Satellite嚴重違反其根據協議之完成責任或(ii)上文「先決條件」一段所述(c)項條件未有達成，但包括因上文「先決條件」一段所述先決條件（不包括(c)項條件）未能達成及協議並無全面

代價及成交

所有銷售股份及如下文「注資」一段所述配發及發行新股份之總代價為350,000,000港元，乃經協議訂約方考慮到多項因素（包括如下文「對本集團之影響」一段所述本公司之投資成本以及銀河集團日後業務發展計劃及如下文銀河之財務資料一段所述於二零零四年十二月三十一日之資產淨值）後公平磋商釐定。總代價350,000,000港元中，263,725,490港元將於首次成交時支付，其中250,000,000港元由Enjoy Profits支付及13,725,490港元由陳博士支付；及餘額86,274,510港元於第二次成交時由Enjoy Profits支付。

陳博士有權提名代名人代其收購銷售股份及認購將由銀河於首次成交時發行之新股份。

注資

根據協議條款，TVB Satellite須：

(i) 於首次成交時，透過以現金按面值認購23,117,759股銀河股份，向銀河提供額外資本23,117,759港元，並將促使銀河配發及發行繳足新股份如下：

	於本通函日期擁有股份數目	於本通函日期股權百分比	銷售股份數目	將予配發及發行新股份	緊隨出售事項以及配發及發行後擁有股份總數	緊隨出售事項以及配發及發行後股權百分比
TVB Satellite	1,062,750,000	100%		11,327,702	532,075,202	49%
Enjoy Profits	–	–	520,747,500	11,327,702	532,075,202	49%
陳博士或代名人	–	–	21,255,000	462,355	21,717,355	2%
	1,062,750,000	100%	542,002,500	23,117,759	1,085,867,759	100%

(ii) 於首次成交後30日內，以即時可用及可轉移資金，以現金支付263,725,490港元予銀河，相當於在協議日期仍未繳足之銀河股本部分；及

先決條件

出售事項須待下列先決條件達成後，方可作實：

(a) 瑞力股東批准(i)Enjoy Profits按照上市規則第14.49條規定，根據協議收購銷售股份所構成之非常重大收購；及(ii)融資交易；

(b) 融資交易完成；

(c) 於緊接首次成交前，於二零零四年十二月七日授予銀河衛星之收費電視牌照、於二零零零年十二月五日授予銀河衛星之衛星電視上行及下行牌照、於二零零四年三月四日發給銀河衛星之固定傳送者牌照及於二零零三年一月二十日發給銀河衛星之有限制固定傳送者牌照，並無遭撤銷；及

(d) 於首次成交前，瑞力董事會成員並無重大變動或Enjoy Profits之控制權並無變動。

最後日期

倘於下列日期或TVB Satellite、Enjoy Profits及陳博士可能同意之較後日期，

(a) 致瑞力股東之通函並無於二零零五年六月三十日或之前寄交其股東；倘TVB Satellite未能於二零零五年五月七日或之前向瑞力提供銀河集團截至二零零四年十二月三十一日止年度之經審核綜合賬目（「經審核賬目」）副本，以供載入瑞力之通函，則押後至不遲於二零零五年七月二十二日；或

(b) 上文「先決條件」一段所述先決條件並無達成，或就先決條件(d)項而言，獲TVB Satellite豁免，或就先決條件(a)、(b)及(c)項而言，於二零零五年七月三十一日正午十二時或之前獲TVB Satellite、瑞力（為其本身及代表Enjoy Profits）及陳博士同意豁免。倘TVB Satellite延遲提供上述經審核賬目，則該日將押後至二零零五年八月三十一日；

協議將會終止及結束，而協議各方概毋須承擔任何義務及責任，惟就早前任何違反協議條款之責任除外。

根據上市規則，出售事項構成須予披露交易。本通函乃為就出售事項提供進一步資料而編製。

交易詳情

協議

日期： 二零零五年四月二十一日

訂約方： *賣方：*

TVB Satellite TV Holdings Limited，為本公司全資附屬公司

買方：

Enjoy Profits Limited，為瑞力控股有限公司全資附屬公司
陳國強博士

Enjoy Profits之擔保人：

瑞力控股有限公司

就董事經作出一切合理查詢後所深知，陳博士及Enjoy Profits及其最終控權擁有人為本公司獨立第三方，且並非本公司、其董事、行政總裁及主要股東以及彼等各自附屬公司或聯繫人（定義見上市規則）之關連人士。

將予出售資產

於本通函日期，TVB Satellite擁有全數1,062,750,000股已發行股份。根據協議，本公司同意出售，而Enjoy Profits及陳博士分別同意收購520,747,500股銷售股份及21,255,000股銷售股份，分別相當於銀河全部已發行股本49%及2%。於首次成交後，所有銷售股份將轉讓予Enjoy Profits及陳博士，而銀河之股權結構將如下：

股東	股權百分比
TVB Satellite	49%
Enjoy Profits	49%
陳博士	2%



電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號 511

董事:
邵逸夫爵士G.B.M.－*行政主席*
梁乃鵬博士G.B.S., LL.D, J.P.－*副行政主席*
方逸華－*副主席*
費道宜－*董事總經理*
周亦卿博士G.B.S.
何定鈞
利陸雁群
利乾*(亦是利榮森之替任董事)*
利榮森O.B.E.*
李達三博士DSSc. (Hon.), J.P.*
羅仲炳
史習陶*
利憲彬*(利陸雁群之替任董事)*

* *獨立非執行董事*

註冊辦事處及
主要營業地點:
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

敬啟者:

須予披露交易

背景

本公司於二零零五年四月二十二日宣佈,於二零零五年四月二十一日,本公司全資附屬公司TVB Satellite與Enjoy Profits、陳博士及瑞力(作為擔保人)就TVB Satellite向Enjoy Profits及陳博士出售銀河全部已發行股本51%訂立協議。

另提述日期為二零零四年九月十六日之公佈及其後日期為二零零四年十月五日之通函,宣佈Intelsat Hong Kong, LLC撤出銀河集團。為此,銀河集團成員公司在引入新投資者前,成為本公司全資附屬公司。

「第二次成交」	指	不遲於二零零五年十二月三十一日或協議訂約各方相互同意之其他時間；
「聯交所」	指	香港聯合交易所有限公司；
「TVB Satellite」	指	TVB Satellite TV Holdings Limited，於百慕達註冊成立之有限公司，為本公司全資附屬公司；及
「承諾」	指	陳博士於二零零五年四月二十一日向TVB Satellite作出之承諾。

「銀河衛星」	指	銀河衛星廣播有限公司，於香港註冊成立之有限公司，為銀河之全資附屬公司；
「銀河集團」	指	銀河及銀河衛星；
「本集團」	指	本公司及其附屬公司；
「最後可行日期」	指	二零零五年五月六日，即本通函付印前為確定當中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「代名人」	指	陳博士之代名人；
「收費電視牌照」	指	銀河衛星獲授之本地收費電視節目服務牌照；
「瑞力」	指	瑞力控股有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「出售事項」	指	根據協議出售銷售股份及擬進行之交易；
「銷售股份」	指	根據協議將予出售之542,002,500股股份，合共相當於銀河全部已發行股本51%；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	銀河每股面值1港元之已發行普通股；
「股東」	指	TVB Satellite、Enjoy Profits、陳博士或代名人（如適用）；
「股東協議」	指	建議將由股東與銀河於首次成交時訂立之股東協議；

釋 義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零五年公佈」	指	本公司於二零零五年四月二十二日之公佈；
「協議」	指	就TVB Satellite出售銷售股份於二零零五年四月二十一日訂立之買賣協議；
「本公司」	指	電視廣播有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市；
「董事」	指	本公司董事；
「陳博士」	指	陳國強博士；
「Enjoy Profits」	指	Enjoy Profits Limited，於英屬處女群島註冊成立之有限公司，為瑞力之全資附屬公司；
「融資交易」	指	瑞力將進行之融資交易（即可換股債券發行及供股），詳情載於瑞力與錦興集團有限公司已刊發日期為二零零五年四月二十九日之聯合公佈；
「首次成交」	指	協議項下出售事項之首次成交，為達成（或豁免）本公佈「先決條件」一節所述最後一項條件後第五個營業日（不包括星期六），惟無論如何不得遲於二零零五年八月五日，倘根據協議規定押後達成先決條件之最後日期，則不遲於二零零五年九月七日；
「銀河」	指	Galaxy Satellite TV Holdings Limited，於香港註冊成立之有限公司，為銀河衛星之控股公司；

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有電視廣播有限公司之股份，應立即將本通函轉交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



電視廣播有限公司

（於香港註冊成立之有限公司）

股份代號 511

須予披露交易
